

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2013

<u>Via E-Mail</u>
Robert A. Berman, CEO
CopyTele, Inc.
900 Walt Whitman Road
Melville, NY 11747

> **Re:** **CopyTele, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 24, 2013**
> **File No. 333-188096**

Dear Mr. Berman:

We have reviewed your response letter dated May 28, 2013 and have the following comment. References to prior comments are to those in our letter dated May 21, 2013.

<u>General</u>

1. We note your response to prior comment four. In view of CopyTele's ability to determine a new minimum price each time it issues a VWAP Purchase Notice, the pricing terms of the equity line are subject to future negotiations between the parties and, therefore, the agreement between CopyTele and Aspire Capital Fund ("Aspire") is not a permissible equity line financing structure. Accordingly, we believe you should withdraw the registration statement. In any re-negotiated equity line agreement, ensure that neither the company nor Aspire is able to influence the floor price that will apply to any put, or to amend or waive such provisions.

If you have any questions regarding this comment, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3462. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Email</u>
Michael D. Schwamm, Esq.
Duane Morris LLP